Audea Inc



ANNUAL REPORT

1330 East Hansen Hollow Pl

Millcreek, UT 84124

0

www.myaudea.com

This Annual Report is dated April 27, 2022.

BUSINESS

Audea® Inc. was founded by Douglas Kihm in 2014 whose prior company Mozaex® custom-designed, licensed, and sold home movie and music entertainment servers to IMAX® and to thousands of dealers and home integrators in 25 countries.

Audea Inc. is a Utah corporation initially formed under the name Streamz, Inc. on February 5, 2014. The company changed its name to Audea Inc. on August 7, 2018. The company's principal office in the State of Utah is located at 1330 East Hansen Hollow Place, Millcreek, UT 84124.

Mozaex LLC is a related entity to the Company. The Company has one common individual, Douglas Kihm, who is an executive officer, director, and a large shareholder, which results in a degree of common control between the two entities. The affiliated company ceased operations on December 31, 2020. The affiliated company transferred its intellectual property to the company in exchange for stock in the company. The affiliated company provided services to the company when the affiliated company was operating including payroll processing, use of existing office equipment including company computers, networking, furniture, and other services in exchange for a monthly fee. The affiliated company and the company no longer have any business dealings between them.

Mission

Audea Inc.'s mission is to dramatically enhance people's entertainment experience with revolutionary, ultra-smart, high-quality speakers and headphones. Our ultra-smart speaker and ultra smart headphones are based on patented "autonomous" technology. According to our research, we're the first all-in-one entertainment system that you don't need a smartphone to browse and play music.

The Company believes its products uniquely fill an unserved, high-end sector of the smart speaker and headphones market. The total global market for smart speakers is projected to grow to $35.5 billion by 2025 while the smart headphones market is projected to reach $21.8 billion by 2025 based on projections provided by marketing research firms Statista and Allied Market Research.

The Company has begun to ship its AUDEA Q1 and TRIO 1 smart speakers. In 2022, the company plans to ramp up sales and release the AUDEA Q2, the TRIO 2 ultra-smart speaker, and the Streamz ultra-smart headphones.

Intellectual Property

Trademarks and Internet Domain

The names "AUDEA®" and "VOXXI" are trademarked and the Company owns the domain www.myAUDEA.com and www.streamzmedia.com.

Patents and Intellectual Property

The company's founder, Douglas Kihm, filed a provisional patent on March 16, 2013. On November 13, 2018, the USPTO issued patent number US 10,129,649 B2 with 21 claims. On June 21, 2021, the USPTO issued a second patent number US 11,039,249 which includes an additional 9 utility patent claims for a total of 30 issued claims.

Transfer of Patents and Intellectual Property

Audea's company founder, Douglas Kihm was the founder, owner, and CEO of an affiliated company called Mozaex LLC, a Utah limited liability company that developed intellectual property including the original patent for the autonomous smart headphones described herein.

On September 3, 2014, Douglas Kihm, the CEO of Mozaex LLC signed an agreement entitled "Streamz Patent & other Corp Resolution Docs October 3, 2014" where Mozaex LLC agreed to transfer all of its rights, titles, and interests in said intellectual property to Streamz, Inc. in consideration of the receipt of 100,000 shares of common stock of Streamz, Inc.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,756,450.00

Number of Securities Sold: 4,033,246

Use of proceeds: Research, development, inventory and production

Date: December 14, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $640,000.00

Use of proceeds: R&D and working capital

Date: August 25, 2020

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Working capital

Date: December 20, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Fiscal Year Ending December 31, 2020

Product sales and revenue began in 2020 with the sale and shipment of a limited quantity of sample products.

Revenue

Revenue for fiscal year 2020 was $5,274.

Cost of Sales

Cost of goods sold for 2020 was $1,391.

Gross Margin

Gross margin for 2020 was $3,883.

Expenses

The company's expenses include employee compensation and benefits, facility lease payments, utilities, fees paid to consultants and other contract firms, marketing and sales expenses, and research and development expenses.

Total expenses for fiscal 2020 were $333,210.

Fiscal Year Ending December 31, 2021

Product sales and revenue began in 2020 with the sale and shipment of a limited quantity of sample products.

Revenue

Revenue for fiscal year 2021 was $0.

Cost of Sales

Cost of goods sold for 2020 was $0.

Gross Margin

Gross margin for 2020 was $0.

Expenses

The company's expenses include employee compensation and benefits, facility lease payments, utilities, fees paid to consultants and other contract firms, marketing and sales expenses, and research and development expenses.

Total expenses for fiscal 2020 were $235,124.

Historical results and cash flows:

Historically, the Company has been a development stage enterprise where the principal activities were the incorporation and organization of the company, research and development, the establishment of the production assembly of its products, establishment of its supply chain and fulfillment facilities, setting up its online retail dealers, technology licensing and other sales channels plus the development of its financial plans, raising of private equity and preparation of future equity capital offerings. The Company realized income from a $25,000 technology license sale in 2017 and began to realize income from limited product sales in 2020. The company suspended sales in 2021 during the pandemic and as a result there was no revenue.

Expenses were down from $333,210 in fiscal year 2020 compared to $235,124 in fiscal year 2021 primarily due to the reduction in sales expenses and research and development expenses since development of the product was to a large degree completed.

Net cash used by operating activities dropped from $310,520 in fiscal year 2020 to $41,736 in fiscal year 2021.

The Company seeks to be actively engaged in the business of further development and commercialization of its proprietary speaker and headphone products and related ancillary goods and services with the intention of realizing its first substantial income in 2022 from both retail sales of its products and licensing fees of its proprietary and patented technology.

The Company expects to realize substantially higher revenue and gross profit per sale with the introduction in 2022 of the SoundMate 2 auxiliary speaker and the bundled model TRIO 2 that combines the AUDEA Q1 with two SoundMates 2s. The TRIO 2s retail price is $1,098 versus $749 for TRIO 1 and the gross profit after a 10% wholesale discount is approximately 59.5% for the TRIO 2 versus a gross profit of 48% for TRIO 1. The Company also expects to realize a higher gross margin on the AUDEA Q2 that it plans on releasing in 2022. The cost of goods sold and retail pricing has not yet been established on the AUDEA Q2.

The Company plans to continue to leverage the value of its autonomous smart headphone patent and its proprietary autonomous smart speaker technology to realize revenue and income. It is believed that once any one of the major headphone or VR goggle makers like Apple, Sony, Samsung, Bose or Meta/Oculus enters the autonomous smart headphone or VR market, the Company will be in a strong position to either negotiate a patent license or technology licensing contract or a sale of the company. It is believed these companies will want to protect their position in the multi-billion-dollar smart speaker and headphones market by owning as many patents as possible and have a technological advantage over their competitors to develop and maintain a dominant lead in the fast-paced, ever-changing market.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $18,559.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Electronics Parts Supplier

Amount Owed: $11,050.00

Interest Rate: 0.0%

Maturity Date: November 15, 2022

Creditor: Pent

Amount Owed: $9,200.00

Interest Rate: 0.0%

Maturity Date: October 22, 2022

Creditor: Tyler G.

Amount Owed: $3,102.50

Interest Rate: 0.0%

Maturity Date: August 25, 2022

The company currently owes Tyler Gilbert $3,102.50 for work performed in the past as an engineering consultant. Mr. Gilbert has not set any terms on the outstanding invoice. The company plans to pay Mr. Gilbert the outstanding invoice and offer him a position in the company as the Chief Technology Officer. No compensation plan has been contemplated for this position.

Creditor: Second COVID PPP SBA Forgivable Loan

Amount Owed: $15,295.00

Interest Rate: 1.0%

Maturity Date: April 28, 2023

This loan is a forgivable loan contingent on providing the SBA documentation showing among other things that the Company used the funds for forgivable purposes. The Company has submitted this documentation and expects the loan to be forgiven.

Creditor: Convertible Note Holders

Amount Owed: $640,000.00

Interest Rate: 8.0%

Maturity Date: July 15, 2021

The noteholders have agreed in writing to convert their notes to common shares at $1.00 per share at the closing of an offering including this Reg CF offering.

Creditor: Convertible Note Holders

Amount Owed: $25,000.00

Interest Rate: 8.0%

Maturity Date: May 01, 2022

Lender(s) will have the option at any time to convert their note to stock. The conversion option will be at the rate of $1.00 of stock per $1.00 of loan, i.e. 25,000 shares in lieu of a repayment of the $25k loan. This stock is in addition to the bonus stock received at the time of the loan referred to in "Note 1" below. Thus, If this option is exercised, the lender(s) would receive a total of 50,000 shares of stock, i.e. 25,000 bonus shares and 25,000 conversion shares. Alternatively, they could keep the bonus shares and elect to have the note repaid in cash. There is no fixed maturity date since the note comes due when the Company raises $150,000 or more. Note 1. 25,000 shares of common stock in Audea/dba Streamz Inc. Loan Bonus of stock will be issued at the time loan is made. Note 2. Loan Repayment: Loan and any accrued interest will be repaid as soon as the company receives net proceeds of $150,000 from the StartEngine campaign or any other funding source. Net proceeds are defined as proceeds received by the company less a one-time $10,000 StartEngine management fee, paid from the Reg CF offering proceeds and less any commissions that may be payable.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Douglas Kihm

Douglas Kihm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: February 05, 2014 - Present

Responsibilities: Mr. Kihm's primary responsibilities include making major corporate decisions, strategic planning, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations and being the public face of the company. Douglas Kihm has an annual salary of $84,000. Douglas Kihm has in place an employment contract that is contingent on closing an Offering which includes an annual salary and an incentive stock option plan. Douglas Kihm has in place an Introducers Fee

Agreement that provides compensation if he is successful in locating and raising funds for the company.

Position: President

Dates of Service: February 05, 2014 - Present

Responsibilities: Manages the day-to-day operational activities of the company.

Position: Corporate Secretary

Dates of Service: February 05, 2014 - Present

Responsibilities: Acts as signatory on corporate documents, assists in corporate governance audits, and assists directors with corporate affairs including board meetings and shareholder communications.

Position: Chairman of the Board

Dates of Service: February 05, 2014 - Present

Responsibilities: Serves as the primary point of contact for every board member on board issues. Sets and assigns tasks, goals and objectives for the board and ensures that they are met. Assigns committee chairs.

Other business experience in the past three years:

Employer: Mozaex LLC

Title: CEO

Dates of Service: July 08, 2008 - December 31, 2020

Responsibilities: Douglas Kihm has been serving in Mozaex LLC in title only since the company transferred the intellectual property relative to Audea's business including smart audio technology and the related patents to Audea Inc. on October 3, 2014. Mozaex LLC still owns other intellectual property related to its movie server business; however, that business is no longer active.

Name: Lloyd Stewart

Lloyd Stewart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: July 20, 2015 - Present

Responsibilities: Mr. Stewart's primary responsibility is managing the financial actions of a company. His duties include tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions plus preparing company valuations and preparing the company for a sale or public offering. Lloyd Stewart has monthly wages for services under contract with the Company at $50 per hour averages $2,000 per month. Lloyd Stewart has in place an Employment Agreement and an Introducers Fee Agreement that provides compensation if he is successful in locating and raising funds for the company.

Position: Director

Dates of Service: July 20, 2015 - Present

Responsibilities: Mr. Stewart is responsible for ensuring that appropriate organizational policies and structures are in place, assisting in the development of a strategic plan for the organization, and assisting in the hiring of an effective management team.

Other business experience in the past three years:

Employer: Northstar Pacific LLC

Title: Owner, Manager

Dates of Service: September 12, 2012 - Present

Responsibilities: He is the owner, sole proprietor, and managing director of this company which provides financial consulting services.

Name: Lloyd Brown

Lloyd Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May 06, 2016 - Present

Responsibilities: As a Board Director, Mr. Brown is responsible for ensuring that appropriate organizational policies and structures are in place, assisting in the development of a strategic plan for the organization, and assisting in the hiring of an effective management team. Mr.

Brown does not have any agreement in place with the company and has not received any cash compensation from the company for his services as a member of the board and consultant. He has received 50,000 shares of common stock in exchange for providing marketing and financial consulting services for the company. Mr. Brown is not receiving any compensation at this time.

Name: Tim Simonsen

Tim Simonsen's current primary role is with Colliers International Utah. Tim Simonsen currently services 2 hours per week on average hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 05, 2014 - Present

Responsibilities: As a Board Director, Mr. Simonsen is responsible for ensuring that appropriate organizational policies and structures are in place, assists in the development of a strategic plan for the organization, and assists in the hiring of an effective management team. Mr. Simonsen does not have any agreement in place with the company and has not received any cash or other form of compensation from the company for his services as a member of the board. Mr. Simonsen is not receiving any compensation at this time.

Other business experience in the past three years:

Employer: Colliers International Utah

Title: Partner, Senior Executive Vice President

Dates of Service: January 01, 2005 - Present

Responsibilities: Mr. Simonsen's responsibilities include sales, leasing, development, property management and finance of real estate projects.

Name: Duane Bush

Duane Bush's current primary role is with Colliers International . Duane Bush currently services 2 hours per week on average hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 05, 2014 - Present

Responsibilities: As a Board Director, Mr. Bush is responsible for ensuring that appropriate organizational policies and structures are in place, assisting in the development of a strategic plan for the organization, and assisting in the hiring of an effective management team. Mr. Bush does not have any agreement in place with the company and has not received any cash or other form of compensation from the company for his services as a member of the board. Mr. Bush is not receiving any compensation at this time.

Other business experience in the past three years:

Employer: Colliers International

Title: Vice President, Mergers & Acquisitions

Dates of Service: April 01, 2018 - Present

Responsibilities: Duane brings over 35 years of business ownership and mergers & acquisitions experience to Colliers International. Duane has successfully managed and closed hundreds of transactions locally, nationally and overseas in the main street and lower middle-market arenas, representing both buyers and sellers.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Douglas Kihm

Amount and nature of Beneficial ownership: 1,111,246

Percent of class: 26.89

Title of class: Common Stock

Stockholder Name: Lloyd Brown

Amount and nature of Beneficial ownership: 1,154,000

Percent of class: 29.25

Title of class: Preferred Stock

Stockholder Name: Lloyd Brown

Amount and nature of Beneficial ownership: 55,000

Percent of class: 29.25

RELATED PARTY TRANSACTIONS

Name of Entity: Tyler Gilbert

Relationship to Company: Engineering Consultant

Nature / amount of interest in the transaction: The company is considering offering Tyler Gilbert a position as the Chief Technical Officer (CTO) in the future and the company is indebted to him in the amount of $3,102.50 for past engineering consultant work performed for the company.

Material Terms: The company currently owes Tyler Gilbert $3,102.50 for work performed in the past as an engineering consultant. Mr. Gilbert has not set any terms on the outstanding invoice. The company plans to pay Mr. Gilbert the outstanding invoice and offer him a position in the company as the Chief Technology Officer. No compensation plan has been contemplated for this position.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Convertible Note 1, and Convertible Note 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,033,246 outstanding.

Voting Rights

Each holder of record of common stock is entitled to one vote for each outstanding share of the common stock owned by such shareholder on every matter properly submitted to such shareholders for their vote. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 100,000 outstanding.

Voting Rights

Each share of Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Note 1

The security will convert into Common stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $640,000.00

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Convertible Notes have a mandatory conversion into Common Stock at $1.00/share upon the closing of the StartEngine CF or Reg D offering.

Material Rights

There are outstanding Convertible Notes in the amount of $640,000 convertible at $1.00 per share to 640,000 common shares. Convertible Notes have a mandatory conversion into Common Stock at $1.00/share upon the closing of the StartEngine CF or Reg D offering.

In addition to the convertible notes being converted to 640,000 common shares, there are 100,000 preferred shares issued and outstanding that have a mandatory conversion into 125,000 Common Shares at the same as the convertible notes are converted.

Convertible Notes in the amount of $640,000 are subject to conversion as follows:

Accrued Interest on Convertible Notes is 8% per annum.

Accrued Interest as of 7/15/21 is $52,778.

Convertible Notes have a mandatory conversion into Common Stock at $1.00/share upon the closing of the StartEngine CF offering or any SEC Reg D offering.

Accrued Interest is payable in stock or cash upon closing of an offering.

Table of Convertible Notes

Total Shares Issued & Outstanding Prior to Conversion of Notes: 4,133,246 Shares

Convertible Notes ($640,000 convertible @ $1.00/share): 640,000 Shares

Shares Reserved for Payment of Accrued Interest on Converted Notes: 105,556 shares

Shares Reserved for Conversion of Preferred Stock to Common Stock: 25,000 shares

Total Shares Issued & Outstanding After Conversion of Notes & Fully Diluted: 4,903,802

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $25,000.00

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Loan and any accrued interest will be repaid as soon as the company receives net proceeds of $150,000 from the StartEngine campaign or any other funding source. Net proceeds are defined as proceeds received by the company less a one-time $10,000 StartEngine management fee, paid from the Reg CF offering proceeds and less any commissions that may be payable.

Material Rights

Lender(s) will have the option at any time to convert their note to stock. The conversion option will be at the rate of $1.00 of stock per $1.00 of loan, i.e. 25,000 shares in lieu of a repayment of the $25k loan. This stock is in addition to the bonus stock received at the time of the loan referred to in "Note 1" below. Thus, If this option is exercised, the lender(s) would receive a total of 50,000 shares of stock, i.e. 25,000 bonus shares and 25,000 conversion shares. Alternatively, they could keep the bonus shares and elect to have the note repaid in cash. There is no fixed maturity date since the note comes due when the Company raises $150,000 or more.

Note 1. 25,000 shares of common stock in Audea/dba Streamz Inc. Loan Bonus of stock will be issued at the time loan is made.

Note 2. Loan Repayment: Loan and any accrued interest will be repaid as soon as the company receives net proceeds of $150,000 from the StartEngine campaign or any other funding source. Net proceeds are defined as proceeds received by the company less a one-time $10,000 StartEngine management fee, paid from the Reg CF offering proceeds and less any commissions that may be payable.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of Common Stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the smart speaker and headphone industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of our products may never be operational. It is possible that the failure to release a product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have only manufactured the first production run of our AUDEA smart speaker. Delays or cost overruns in the production of our AUDEA smart speaker and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, delays and cost increases from our offshore manufacturer and changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We are competing with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that the AUDEA smart speaker and smart headphones are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a patent on its autonomous smart headphone technology plus several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may may result in use of the Company's capital.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the affected product and therefore your investment in the Company may be affected. The Company's product generally needs to be compliant with safety agency approvals that are required by the countries the Company plans to ship its products into. Before marketing its products in the United States the Company obtains and maintains Underwriters Lab (UL) agency safety certification and FCC Part 15 Class B agency certification for electromagnetic emissions since its hardware products including its smart speakers and headphones are digital devices that are marketed for use in a residential environment. In advance of marketing its products in Europe the Company obtains and maintains the CE mark which stands for European Conformity. The CE mark is the equivalent of the UL safety testing, and FCC testing per a EMC Directive which is part of the CE standards. If the Company plans on marketing its products in other countries it obtains and maintains in advance the required certification(s) for those countries as well.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, fulfillment and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business and product that relies at least in part on the internet, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption of the internet services that Audea Inc. and/or its products rely on could reduce the attractiveness of the product and result in a loss of investors, customers and companies interested in purchasing and using our products. Further, we rely on a third-party internet technology provider to provide some of our data back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Audea Inc. could harm our reputation and materially negatively impact our financial condition and business.

Changes in Technology

The Company believes that the production methods, technologies and equipment it intends to utilize enjoy certain competitive advantages including superior performance and cost-effectiveness. Although the firm is not aware of any other products currently being developed which could challenge the status of the methods, technologies or equipment it intends to employ, there can be no assurance that future developments in technology will not make the company's production methods and/or marketing programs non-competitive, obsolete or significantly reduce the operating margins of the company or the expected demand for the company's products or otherwise negatively impact the profitability of the company.

Economic Climate

An economic recession or period of high unemployment, inflation or high energy costs, particularly as such may adversely impact the operating environment of the enterprise, could also have a significant adverse effect on the ability of the company to achieve its business and financial objectives.

Dependence on Key Personnel

The Company will initially be largely dependent on the management services of Douglas Kihm who has an employment contract with the Company. While it is believed that Douglas Kihm services will continue to be available to the Company, should his services cease to be available, the company's business might be adversely affected and there can be no assurance that the company would be able to find a qualified successor(s) and/or obtain the services of such successor(s) on terms favorable to the Company. The Company has not obtained "key man" insurance on any of its officers, directors or employees and, at present, has no plans to do so.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Audea Inc

By   /s/ *Douglas Kihm*

     Name: Audea Inc

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Audea, Inc.

Financial Statements

December 31, 2021 & 2020

Springer & Company, PLLC • 11294 South Woodhill Drive • Sandy UT 84092-5376
ph. 801-565-1201 • fax 801-565-1202
springercompanycpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Audea, Inc.
Salt Lake City, UT

We have reviewed the accompanying financial statements of Audea, Inc. (a corporation), which comprise the statement of financial position as of December 31, 2021 and 2020, and the related statements of income and statements of changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Audea, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, without additional financing there is substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Springer & Company

Springer & Company, PLLC
Sandy, UT

April 22, 2022

Audea, Inc.
Statement of Financial Position
As of December 31, 2021 and 2020

		2021		2020
Assets				
Current Assets				
Cash and cash equivalents	$	18,559	$	-
Inventory		141,876		141,876
		160,435		141,876
Property, Plant & Equipment				
Molds		67,830		67,830
Other Assets				
Intellectual property		75,000		75,000
Total Assets	$	303,265	$	284,706
Liabilities & Stockholders' Equity				
Current Liabilities				
Accounts payable	$	54,898	$	25,364
Accrued interest		73,745		22,542
PPP Loan payable		15,295		-
Notes payable (see note 2)		718,330		719,252
		862,268		767,158
Stockholders' Equity				
Common stock, $.001 Par value. 20,000,000 authorized. 4,033,250 and 3,736,100 outstanding.		4,033		3,736
Preferred stock Series 1, $.001 Par value. 100,000 authorized. 100,000 (2020) and 100,000 (2019) outstanding. Preferred stock Series A, $10 Par value. 0 shares issues and 0 shares outstanding.		100		100
Additional paid-in capital		1,954,440		1,796,164
Retained earnings		(2,517,576)		(2,282,452)
		(559,003)		(482,452)
	$	303,265	$	284,706

See accompanying notes.

Audea, Inc.
Statements of Income
For the years ended December 31, 2021 and 2020

	2021	2020
Revenues		
Product sales	$ -	$ 5,274
Cost of Goods Sold	-	1,391
Gross Profit	-	3,883
Expenses		
Accounting	$ -	$ 1,595
Bank charges	345	-
Business licenses and permits	-	634
Car expenses	-	1,260
Computer and internet expenses	1,022	1,765
Consulting expenses	149,350	14,212
Insurance expense	-	1,500
Interest expense	51,203	77,843
Internet and license fees	-	7,776
Legal fees	20,700	2,008
Moving expenses	2,175	-
Office supplies	243	2,035
Payroll	-	65,044
Postage and delivery	-	5,765
Professional fees	4,305	-
Rent	426	22,507
Research and development	1,040	88,671
Sales and marketing	3,058	29,520
Sales tax	-	116
Storage	-	2,101
Taxes and licenses	212	100
Telephone	705	6,062
Travel	-	1,052
Utilities	340	1,644
	235,124	333,210
Other Income		
PPP Loan forgiveness	-	18,450
Net Loss	$ (235,124)	$ (310,877)

See accompanying notes.

Audea, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2021 and 2020

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance, December 31, 2019	$	3,083	$	1,621,917	$	(1,971,575)	$	(346,575)
Stock issuance		753		174,247				175,000
Net Loss		-		-		(310,877)		(310,877)
Balance, December 31, 2020	$	3,836	$	1,796,164	$	(2,282,452)	$	(482,452)
Stock issuance		297		158,276				158,573
Net Loss		-		-		(235,124)		(235,124)
Balance, December 31, 2021	$	4,133	$	1,954,440	$	(2,517,576)	$	(559,003)

See accompanying notes.

Audea, Inc.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

		2021		2020
Cash Flows From Operating Activities				
Net Loss	$	(235,124)	$	(310,877)
Depreciation and amortization		-		-
Stock issued in lieu of compensation & expenses		112,651		
(Increase) decrease in:				
Inventory		-		(21,961)
Increase (decrease) in:				
Accounts payable		29,534		(224)
Accrued interest		51,203		22,542
Net cash used by operating activities		(41,736)		(310,520)
Cash Flows From Investing Activities				
Molds acquisitions		-		(13,500)
Intellectual property		-		-
Net cash provided by investing activities		-		(13,500)
Cash Flows From Financing Activities				
Issuance of notes payable		26,000		104,252
PPP Loan proceeds		15,295		
Note payable repayments		(1,000)		
Issuance of common stock		20,000		175,000
Net cash provided by financing activities		60,295		279,252
Net increase in cash	$	18,559	$	(44,768)
Cash and cash equivalents at beginning of year		-		44,768
Cash and cash equivalents at end of year	$	18,559	$	-
Supplemental Disclosures				
Interest paid	$	-	$	32,891
Income taxes paid	$	-	$	-

See accompanying notes.

AUDEA, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Audea Inc. ("the Company") was incorporated on February 04, 2014, in the State of Utah for the purpose of manufacturing Smart Audio products

Basis of Preparation

The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

The Company's financial statements are prepared in U.S. dollars, which is the primary currency used in its industry.

Deferred Income Taxes

For income tax reporting, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. Also, for income tax reporting, unrealized holding gains and losses on marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and amounts receivable from credit card companies to be cash equivalents. Credit card receivables are short term, highly liquid in nature, and typically convert to cash within three days of the sales transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses, during the reporting periods. Actual results could differ from those estimates.

Inventory

The Company's inventory is valued at the lower of cost (average cost) or net realizable value.

AUDEA, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - DEBT AND BORROWINGS:

The company obtained an SBA Payroll Protection Plan (PPP) Loan amounting $15,295 in 2021. The company expects that this loan will be forgiven based on guidance from the SBA.

The company obtained an SBA Payroll Protection Plan (PPP) Loan amounting $18,450 in 2020. The loan was forgiven in 2020.

The Company has a total of $640,000 of convertible notes outstanding at a convertible share price of $1.00 per share which represents an outstanding 640,000 shares of common stock when converted. In addition, there are 100,556 shares reserved for accrued interest which totals 740,556 shares of common stock that is outstanding. The Note holders have agreed in a signed document entitled "Conversion Agreement-Signed-Dated 31 March 2021" to convert their Note to shares at the time of the closing of either a Reg CF or Reg D Series A offering.

NOTE 3 - GOING CONCERN

The Company has historically been a research and development company and as a result has had limited revenue. The Company has raised $2.6 million which includes $1.9 million in capital stock and $640,000 in convertible notes from private investors who have agreed to convert their notes pending the closing of an offering. The Company has incurred a net loss of $235,124 during the year ended December 31, 2021, and as of that date, the Company liabilities exceeded its assets by $559,003. Per the above-mentioned agreement dated March 31 2021, the note holders of $640,000 of convertible notes as well as other noteholders, also in 2021, agreed, conditional on the closing of an offering, to convert their notes to capital stock. These agreed conversions would have the effect of significantly reducing the Company's liabilities from $862,268 to $222,268. The shares required for these conversions of both principal and accrued interest have been reserved and are among the fully diluted shares of the Company.

To continue ramping up its production and sales and continue as a going concern, Management of the Company has proposed a plan to raise capital through various sources of capital including the following:

o   Continued sale of existing paid product inventory with an approximate after sale gross profit of $242,790.
o   Additional investments or loans from existing shareholders or other private investors.
o   Funds raised from a Regulation CF offering with StartEngine.
o   Funds raised from a Regulation D Series A offering being led by Venture-Net Partners.
o   A $200,000 SBA Loan Application that is in process.
o   Licensing revenue from Company's patents and technology. (Company has received $25,000 to date).

Though not without risk, Management is confident the Company will be able raise the capital necessary to continue, indeed prosper, as a going concern as it has for the past 8 years.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

AUDEA, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - DEFERRED TAXES

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2021	2020
Net operating loss carryforward	$2,517,576	$2,282,452
Federal tax rate @21%	529,115	479,739
State tax rate @5%	125,980	114,224
	$655,095	$593,963
Less: Valuation allowance	(655,095)	(593,963)
Deferred tax asset	$ -0-	$ -0-

NOTE 5 – NONCASH STOCK TRANSACTIONS

On April 15, 2021, the company issued 227,146 shares of $0.001 par value common stock to the founder and CEO in exchange for compensation of 109,750 in compensation and for expense reimbursement of $2,901 in operating expenses.

On January 21, 2021, the founder and CEO converted $10,000 of his convertible notes to 20,000 shares of $0.001 par value common stock.

On January 21, 2021, the CFO of the company converted $15,000 of his convertible nots to 30,000 shares of $0.001 par value common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company accrued compensation and expenses due and payable to the founder and CEO. The balance due as of December 31, 2021 was $29,534. During the year ended December 31, 2021, the amount of consulting feed paid and accrued to founder and CEO was $148,750 including $109,750 of stock-based compensation as discussed in Note 5.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through April 22, 2022, the date on which the financial statements were available to be issued and has indicated that no material subsequent events affecting the financial statements existed as of that date.

CERTIFICATION

I, Douglas Kihm, Principal Executive Officer of Audea Inc, hereby certify that the financial statements of Audea Inc included in this Report are true and complete in all material respects.

Douglas Kihm

CEO